Exhibit 2.1

THIRD AMENDING AGREEMENT

THIS THIRD AMENDING AGREEMENT is made as of August 20, 2024,

BETWEEN:

Appili Therapeutics Inc., a corporation existing under the laws of Canada

(the “Company”)

- and –

Aditxt, Inc., a corporation existing under the laws of the State of Delaware

(the “Parent”)

- and –

Adivir, Inc., a corporation existing under the laws of the State of Delaware

(the “Buyer”)

(collectively referred to as the “Parties”, and each individually as a “Party”)

WHEREAS:

A.	The Parties entered into an arrangement agreement dated April 1, 2024 (as amended on July 1, 2024 and further amended on July 17, 2024, the “Arrangement Agreement”) pursuant to which, among other things, the Parent, through its wholly-owned subsidiary, the Buyer, has agreed to acquire all of the issued and outstanding Company Shares on the terms set forth in the Arrangement Agreement pursuant to an arrangement prior to the date hereof contemplated to be under the provisions of the Canada Business Corporations Act;

B.	The Parties wish to enter into this amending agreement (this “Amending Agreement”) to amend certain terms of the Arrangement Agreement. All capitalized terms used herein but not defined herein shall have their respective meanings set forth in the Arrangement Agreement.

NOW THEREFORE in consideration of the premises and the mutual agreements and covenants herein contained and other good and valuable consideration (the receipt and adequacy of which is hereby acknowledged), the Parties hereto hereby covenant and agree as follows:

1.	The definition of “Arrangement” in Section 1.01 of the Arrangement Agreement shall be deleted in its entirety and replaced with the following:

““Arrangement” means the arrangement of the Company under section 182 of the OBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with the terms of this Agreement and the Plan of Arrangement or made at the discretion of the Court in the Interim Order or the Final Order (with the prior written consent of the Company and the Parent, each acting reasonably).”

2.	The definition of “Articles of Arrangement” in Section 1.01 of the Arrangement Agreement shall be deleted in its entirety and replaced with the following:

““Articles of Arrangement” means the articles of arrangement of the Company in respect of the Arrangement that are required by subsection of 183(1) of the OBCA to be sent to the Director after the Final Order is made, which shall include the Plan of Arrangement and otherwise be in a form and content satisfactory to the Company and the Parent, each acting reasonably.”

3.	The definition of “Certificate of Arrangement” in Section 1.01 of the Arrangement Agreement shall be deleted in its entirety and replaced with the following:

““Certificate of Arrangement” means the certificate of arrangement giving effect to the Arrangement, issued pursuant to subsection 183(2) of the OBCA after the Articles of Arrangement have been filed.”

4.	Section 1.01 of the Arrangement Agreement shall be amended by adding the following definition immediately following the definition of “Company Acquisition Proposal” and immediately above the definition of “Company Board”:

““Company AGM” means the annual and special meeting of Company Shareholders, including any adjournment or postponement thereof in accordance with the terms of this Agreement, to consider the Continuance Resolution and for any other purpose as may be set out in the Company AGM Circular and agreed to in writing by the Parent.

“Company AGM Circular” means the notice of the Company AGM and accompanying management information circular, including all schedules, appendices, and exhibits to, and information incorporated by reference in, such management information circular, to be sent to Company Shareholders in connection with, among other things, the Continuance.”

5.	Section 1.01 of the Arrangement Agreement shall be amended by adding the following definition immediately following the definition of “Consideration Shares” and immediately above the definition of “Contract”:

““Continuance” means the continuance of the Company from the federal laws of Canada under the CBCA to the laws of the Province of Ontario under the OBCA, which is required to be implemented for the Arrangement to proceed under the OBCA.

“Continuance Resolution” means the resolution to be voted on by Company Shareholders at the Company AGM to approve the Continuance.”

6.	The definition of “Material Adverse Effect” in Section 1.01 of the Arrangement Agreement shall be deleted in its entirety and replaced with the following:

““Material Adverse Effect” means with respect to a Party, any change, event, occurrence, effect, state of facts, development or circumstance that, individually or in the aggregate with other such changes, events, occurrences, effects, states of facts or circumstances, is or would reasonably be expected to be material and adverse to the business, operations, financial condition or results of operations of the Party and its Subsidiaries, taken as a whole, except any such change, event, occurrence, effect, state of facts or circumstances resulting from: (a) any change affecting any of the industries in which the Party or any of its Subsidiaries operate; (b) any change in general economic, business, regulatory, political, financial, capital, securities or credit market conditions in Canada, the United States or globally; (c) any earthquake, hurricane, tornado, flood or other natural disaster, any outbreak of war or act of terrorism or any epidemic, pandemic or disease outbreak (including the COVID-19 virus or public health emergencies as declared by the World Health Organization); (d) any change in Law or GAAP; (e) any action taken (or omitted to be taken) by the Party or any of its Subsidiaries, which is required to be taken (or omitted to be taken) pursuant to this Agreement or that is consented to by the other Parties in writing; (f) the announcement of this Agreement or consummation of the Continuance or the Arrangement or the transactions contemplated hereby; (g) the failure of the Party to meet any internal or published projections, forecasts, guidance or estimate of revenues, earnings or cash flows for any period ending on or after the date of this Agreement; provided, however, that the exception in this clause (g) shall not prevent the underlying facts giving rise or contributing to such failure, if not otherwise excluded from the definition of Material Adverse Effect, from being taken into account in determining whether a Material Adverse Effect has occurred; or (h) any change in the market price or trading volume of any securities of the Party provided, however, that the exception in this clause (h) shall not prevent the underlying facts giving rise or contributing to such change, if not otherwise excluded from the definition of Material Adverse Effect, from being taken into account in determining whether a Material Adverse Effect has occurred; provided, however, that (i) if any change, event, occurrence, effect, state of facts or circumstance in clauses (a) through and including (d) above has a materially disproportionate effect on the Party and its Subsidiaries, taken as a whole, relative to other comparable companies and entities operating in the industries in which the Party or any of its Subsidiaries operate, such effect may be taken into account in determining whether a Material Adverse Effect has occurred, and (ii) references in certain Sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative for purposes of determining whether a “Material Adverse Effect” has occurred.”

7.	Section 1.01 of the Arrangement Agreement shall be amended by adding the following definition immediately following the definition of “Non-Refusing Party” and immediately above the definition of “Order”:

““OBCA” means the Business Corporations Act (Ontario) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time.

“OBCA Director” means the Director appointed pursuant to section 278 of the OBCA.”

8.	The definition of “Outside Date” in Section 1.01 of the Arrangement Agreement shall be deleted in its entirety and replaced with the following:

“Outside Date” means November 19, 2024.”

9.	The definition of “Parent Acquisition Proposal” in Section 1.01 of the Arrangement Agreement shall be deleted in its entirety and replaced with the following:

““Parent Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any bona fide expression of interest, offer, proposal or inquiry (whether written or oral) from, or public announcement by, any Person or group of Persons other than the Company (or any affiliate of either of them) after the date of this Agreement relating to: (a) any direct or indirect sale, exchange, transfer, disposition, alliance or joint venture (or any lease, long-term supply agreement or other arrangement having the same economic effect as a disposition or sale), in a single transaction or series of related transactions, of assets (including assets and/or shares of any Subsidiary of the Parent) representing 20% or more of the consolidated assets or contributing 20% or more of the consolidated revenue, as applicable, of the Parent, taken as a whole; (b) any direct or indirect take-over bid, tender offer, exchange offer, treasury issuance or other transaction that, if consummated, would result in a Person or group of Persons beneficially owning 20% or more of any class of voting or equity securities of the Parent (and/or securities convertible into, or exchangeable or exercisable for, voting or equity securities of the Parent); (c) any plan of arrangement, merger, amalgamation, consolidation, share exchange, share reclassification, business combination, reorganization, recapitalization, liquidation, dissolution, winding up or similar transaction or series of transactions involving the Parent or any of its Subsidiaries; or (d) any other similar transaction or series of transactions involving the Parent or any of its Subsidiaries, the consummation of which would reasonably be expected to impede, interfere with, prevent, or delay the transactions contemplated by the Arrangement, the Continuance or this Agreement or which could reasonably be expected to materially reduce the benefits to the Company of the Arrangement.”

10.	Section 2.02(c) and (d) of the Arrangement Agreement shall be deleted in their entirety and replaced with the following:

“(c) subject to obtaining the approvals as contemplated in the Interim Order and as may be directed by the Court in the Interim Order, take all steps reasonably necessary or desirable to submit the Arrangement to the Court and appear at Court to seek the Final Order as soon as reasonably practicable following the approval of the Arrangement Resolution at the Company Meeting;

(d) file the Articles of Arrangement with the OBCA Director pursuant to section 182 of the OBCA upon satisfaction and/or waiver of the conditions set forth in Article VI and as set out in this Agreement;

(e) convene and conduct the Company AGM as promptly as practicable to vote upon the Continuance, the other matters set forth in the Company AGM Circular and any other matters as may be properly brought before the Company AGM; and

(f) complete all necessary filings with the Director under the CBCA and the OBCA Director under the OBCA to implement the Continuance.”

11.	The opening portion of Section 2.03 of the Arrangement Agreement shall be deleted in its entirety and replaced with the following:

“As soon as reasonably practicable after the date of this Agreement, and in any event at such time so as to permit the Company Meeting to be held on or before the date specified in Section 2.06, the Company shall apply pursuant to section 182 of the OBCA and, in co-operation with the Parent, prepare, file and diligently pursue an application for the Interim Order which shall provide, among other things:”

12.	Section 2.06(a) of the Arrangement Agreement Agreement shall be deleted in its entirety and replaced with the following:

“convene and conduct the Company Meeting in accordance with the Interim Order, the Company’s constating documents and applicable Laws as promptly as practicable (and in any event the Company will use commercially reasonable efforts to do so not later than November 6, 2024, provided that the Company shall be under no obligation to hold the Company Meeting prior to the date that is 50 days following the date that the Parent delivers to the Company all complete Additional Financial Disclosure required for inclusion in the Company Circular as contemplated by Section 5.02(c)(v), and in this regard, the Company may abridge any time periods that may be abridged under Securities Laws for the purpose of considering the Arrangement Resolution and for any other purposes as may be set out in the Company Circular and agreed to by the Parent in writing, acting reasonably; set, publish and give notice of, the record date for the Company Shareholders entitled to vote at the Company Meeting as promptly as reasonably practicable; and not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the Company Meeting without the prior written consent of the Parent (such consent not to be unreasonably withheld, conditioned or delayed), except as required or permitted under Section 6.04 or Section 7.03(b) or as required for quorum purposes (in which case, the Company Meeting shall be adjourned and not cancelled) or as required by applicable Laws or a Governmental Entity. Notwithstanding the foregoing, the Company may further extend the time of the Company Meeting in the event that any auditor consent (or similar instrument) is required with respect to the Additional Financing Disclosure and such consent (or similar instrument) is not available at the scheduled time of printing the Company Circular – such extended period of time to be agreed to by the Company and the Parent, each acting reasonably.”

13.	Section 2.06 of the Arrangement Agreement shall be amended by adding the following after Section 2.06(i):

“(j) use its commercially reasonable efforts to solicit proxies in favour of the approval of the Continuance Resolution and against any resolution submitted by any Person that is inconsistent with, or which seeks (without the Parent’s consent) to hinder or delay, the Continuance, but for certainty this provision shall not require the Company to retain a proxy solicitation firm;

(k) allow the Parent’s representatives and legal counsel to attend the Company AGM; and

(l) promptly advise the Parent, at such times as the Parent may reasonably request, including, as applicable, on a daily basis on each of the last ten (10) Business Days prior to the date of the Company AGM, as to the aggregate tally of proxies received by the Company in respect of the Continuance.”

14.	Section 2.07 of the Arrangement Agreement shall be deleted in its entirety and replaced with the following:

“If (i) the Interim Order is obtained and, subject to the approvals contemplated by the Interim Order, and (ii) the Arrangement Resolution is passed at the Company Meeting as provided for in the Interim Order, the Company shall take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to section 182 of the OBCA, as soon as practicable, but in any event not later than five (5) Business Days after the Arrangement Resolution are passed at the Company Meeting.”

15.	Section 2.09 of the Arrangement Agreement shall be deleted in its entirety and replaced with the following:

“The Articles of Arrangement shall implement the Plan of Arrangement and shall include the Plan of Arrangement. Unless another time or date is agreed to in writing by the Parties, the completion of the Arrangement (the “Closing”) will take place on the fifth (5th) Business Day after the satisfaction, or where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, of the conditions contained in Article VI (excluding conditions that, by their terms, are to be satisfied on the Effective Date, but subject to the satisfaction, or where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, of those conditions), either at the offices of Dentons Canada LLP or electronically at 9:00 a.m. (Toronto time) on the Effective Date, unless another time or date is agreed to by the Parties. The Company shall file the Articles of Arrangement with the OBCA Director pursuant to section 183(1) of the OBCA on the day of Closing.”

16.	Section 2.10(a) of the Arrangement Agreement shall be deleted in its entirety and replaced with the following:

“Subject to Section 2.10(b), not later than 9:00 am (Toronto time) on the day that is one (1) Business Day prior to the filing by the Company of the Articles of Arrangement with the OBCA Director in accordance with Section 2.09, the Buyer shall: (i) deposit in escrow with the Depositary (the terms and conditions of such escrow to be satisfactory to the Parties, acting reasonably): (A) sufficient Consideration Shares to satisfy the aggregate Share Consideration payable to Company Shareholders (other than Company Shareholders who have exercised Dissent Rights) on the Effective Date pursuant to the Plan of Arrangement; (B) such amount of cash as is required to satisfy the: (i) aggregate Cash Consideration payable to Company Shareholders (other than Company Shareholders who have exercised Dissent Rights); (ii) aggregate amount payable to the holders of Company Options; and (iii) aggregate amount payable to holders of Company Warrants, on the Effective Date pursuant to the Plan of Arrangement.”

17.	Section 3.01(b) of the Arrangement Agreement shall be deleted in its entirety and replaced with the following:

“The Company has all necessary corporate power, authority and capacity to enter into this Agreement and all other agreements and instruments to be executed by the Company as contemplated by this Agreement, and to perform its obligations hereunder and under such agreements and instruments. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby are within the Company’s corporate power and capacity and has been duly authorized by the Company Board and no other corporate proceedings on the part of the Company is necessary to authorize this Agreement, the Arrangement or the transactions contemplated hereby other than: (i) the approval by the Company Board of the Company Circular; (ii) the Continuance Resolution approved by the Company Shareholders at the Company AGM; (iii) the Arrangement Resolution being approved by the Company Shareholders at the Company Meeting in accordance with the Interim Order, as applicable, and applicable Laws; (iv) filings with the Court in respect of the Arrangement; (v) filing of the applicable documents to implement the Continuance; and (vi) filing of the Articles of Arrangement with the OBCA Director.”

18.	Section 3.01(d) of the Arrangement Agreement shall be deleted in its entirety and replaced with the following:

“The execution, delivery and performance by the Company of its obligations under this Agreement and the consummation of the Arrangement do not require any other Authorization or other action by or in respect of, or filing, recording, registering or publication, or notification to, any Governmental Entity other than: (i) the Interim Order; (ii) the Final Order; (iii) filings with the Director under the CBCA and the OBCA Director under the OBCA; (iv) any actions or filings with the Securities Authorities or the TSX; and (v) any consents, waivers, approvals or actions or filings or notifications, the absence of which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company or restrain, enjoin or otherwise interfere with, prevent or materially delay or impede the transactions contemplated by the Continuance, the Arrangement or this Agreement.”

19.	Section 5.03(a)(i) and Section 5.03(a)(ii) of the Arrangement Agreement shall be deleted in its entirety and replaced with the following:

“(i) using commercially reasonable efforts to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable to complete the Continuance and the Arrangement and perform its obligations under this Agreement, including using its commercially reasonable efforts to: (A) promptly satisfy its conditions and perform its obligations under this Agreement; and (B) co-operate with the other Parties in connection with the performance by it and its Subsidiaries of their respective obligations hereunder;

(ii) using commercially reasonable efforts to satisfy, or cause the satisfaction of, all conditions precedent in this Agreement and carry out the terms of, take all steps set forth in, the Interim Order and Final Order applicable to it or its Subsidiaries and comply promptly with all requirements imposed by applicable Law with respect to this Agreement, the Continuance or the Arrangement;”

20.	Section 5.03(e) of the Arrangement Agreement shall be deleted in its entirety and replaced with the following:

“The Parent shall use commercially reasonable efforts to complete the Financing on or prior to 5:00 p.m. (ET) on October 18, 2024 and reserve such appropriate amount of proceeds of the Financing to fulfill its obligations contemplated herein.”

21.	Section 6.01 of the Arrangement Agreement shall be amended by adding the following as Section 6.01(i):

“the Parent shall have received evidence of the completion of the Continuance in form and substance satisfactory to the Parent, acting reasonably.”

22.	The reference to “dissent rights” in Section 6.02(c) of the Arrangement Agreement shall be replaced by “Dissent Rights”.

23.	Section 6.02(f)(iii) of the Arrangement Agreement shall be deleted in its entirety and replaced with the following:

“(iii) prohibit or restrict in any material respect the ownership or operation by the Parent of the business or assets of the Parent, the Buyer, the Company or its Subsidiary, or compel the Parent or the Buyer to dispose of or hold separate any material portion of the business or assets of Parent or the Buyer, the Company or its Subsidiary as a result of the Continuance or the Arrangement.”

24.	Schedule A of the Arrangement Agreement Agreement shall be deleted in its entirety and replaced with the Exhibit A hereto.

25.	Schedule B of the Arrangement Agreement Agreement shall be deleted in its entirety and replaced with the Exhibit B hereto.

26.	This Amending Agreement shall be binding upon and enure to the benefit of the Company, the Parent, the Buyer and their respective successors and permitted assigns.

27.	This Agreement shall be construed and interpreted in accordance with the laws of the Province of Ontario and federal laws of Canada applicable therein.

28.	This Amending Agreement may be executed by facsimile or other electronic signature and in counterparts, each of which shall be deemed an original, and all of which together constitute one and the same instrument.

29.	This Amending Agreement is supplementary to the Arrangement Agreement and is to be read with and construed in accordance with the Arrangement Agreement as if this Amending Agreement and the Arrangement Agreement constitute one agreement.

30.	Other than as provided in this Amending Agreement, all other terms and conditions of the Arrangement Agreement, as amended, shall remain in full force and effect, unamended, and the Parties hereto hereby ratify and confirm the same.

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IN WITNESS WHEREOF, the Parties have executed this Amending Agreement as of the date first written above.

APPILI THERAPEUTICS INC.

By:	/s/ Don Cilla
	Name:	Don Cilla
	Title:	President and Chief Executive Officer

ADITXT, INC.

By:	/s/ Amro Albanna
	Name:	Amro Albanna
	Title:	Chief Executive Officer

ADIVIR, INC.

By:	/s/ Amro Albanna
	Name:	Amro Albanna
	Title:	Authorized Signatory

Signature Page – Amending Agreement

EXHIBIT A

See Attached.

EXHIBIT B

SCHEDULE B

Arrangement Resolution

BE IT RESOLVED BY SPECIAL RESOLUTION THAT:

1.	The arrangement (the “Arrangement”) under section 182 of the OBCA involving the Company, pursuant to the arrangement agreement among the Company, Aditxt, Inc. and Adivir, Inc. dated as of March 31, 2024 as it may be modified, supplemented or amended from time to time in accordance with its terms (the “Arrangement Agreement”), all as more particularly described and forth in the Circular accompanying the notice of meeting, and all transactions contemplated by the Arrangement Agreement are hereby authorized, approved and adopted.

2.	The plan of arrangement, as it has been or may be modified, supplemented or amended in accordance with the Arrangement Agreement and its terms, involving the Company (the “Plan of Arrangement”), the full text of which is set out as Schedule “A” to the Arrangement Agreement, is hereby authorized, approved and adopted.

3.	The Arrangement Agreement and all the transactions contemplated therein, the actions of the directors of the Company in approving the Arrangement and the Arrangement Agreement and the actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement and any modifications, supplements or amendments thereto, and causing the performance by the Company of its obligations thereunder, are each hereby ratified and approved.

4.	The Company is hereby authorized to apply for a final order from the Ontario Superior Court of Justice (Commercial List) (the “Court”) to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be, or may have been, modified, supplemented or amended).

5.	Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the Company Shareholders (as defined in the Arrangement Agreement) or that the Arrangement has been approved by the Court, the directors of the Company are hereby authorized and empowered, at their discretion, without further notice to or approval of the Company Shareholders: (a) to amend or modify the Arrangement Agreement or the Plan of Arrangement to the extent permitted by their terms; and (b) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and any related transactions.

6.	Any officer or director of the Company is hereby authorized and directed, for and on behalf of the Company, to make an application to the Court for an order approving the Arrangement and to execute, under the corporate seal of the Company or otherwise, and to deliver or cause to be delivered, for filing with the Director under the OBCA, articles of arrangement and such other documents and instruments as are necessary or desirable to give effect to the Arrangement and the Plan of Arrangement in accordance with the Arrangement Agreement, such determination to be conclusively evidenced by the execution and delivery of such articles of arrangement and any such other documents.

7.	Any director or officer of the Company is hereby authorized, for and on behalf of the Company, to execute, with or without the corporate seal and, if appropriate, deliver any and all other agreements, applications, forms, waivers, notices, certificates, confirmations and other documents and instruments and to do, or cause to be done, any and all such other acts and things as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to these resolutions, the Arrangement Agreement, the completion of the Arrangement and related transactions in accordance with the Arrangement Agreement and the matters authorized hereby, including, without limitation: (a) all actions required to be taken by or on behalf of the Company, and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities; and (b) the signing of the certificates, consents and other documents or declarations required under the Arrangement Agreement or otherwise to be entered into by the Company, such determination to be conclusively evidenced by the execution and delivery of any such document, agreement or instrument, and the taking or doing of any such action.